Filed by: Deutsche Market Trust (811-01236)

pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

File Number of the Related Registration Statement: 333-219089

Subject Company: Deutsche Gold & Precious Metals Fund,

a series of Deutsche Securities Trust ( 811-02021)

Deutsche Gold & Precious Metals Fund

Shareholder Name

Address

Address

Address

Reference Number:

URGENT NOTICE

SPECIAL SHAREHOLDER MEETING ADJOURNED

Dear Shareholder:

On October 26, 2017, a Special Meeting of Shareholders was held to vote on the important proposal that was outlined in the proxy materials that were mailed to you. The fund did not have the required vote to pass the proposal. As a result, the meeting was adjourned to November 21, 2017 with respect to the fund’s proposal in order to allow shareholders additional time to vote.

Your vote is still very important. By taking a moment to vote, all future mail and phone calls to you regarding this matter will be stopped.

•	For personal assistance, call 1-866-905-8143 (toll free) between 9:00 a.m. and 11:00 p.m. Eastern time, Monday through Friday and between 12:00 p.m. and 6:00 p.m. Eastern time on Saturday.

By calling the toll-free number, you will be speaking with a representative of Computershare Fund Services, the firm assisting Deutsche Asset Management in the effort of gathering votes.

At the time of the call, you will be asked for the control number above in order to locate your voting record for the fund(s) that you own. The representative will not have access to your confidential information and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by mail.

After careful consideration, the Board unanimously recommends that shareholders vote in favor of the proposal.

We appreciate your voting. Thank you for investing with Deutsche Funds.

Sincerely, XXXXXXXXXXXXXX